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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K for January 2003

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosures:

—    Press release 31st January 2003 "Company consolidation after intensive build-up phase"

—    Press release 27th January 2003 "Orange announces the first UK MMS interconnect agreement with O2"

—    Press release 23rd January 2003 "Orange UK launches unique telemetry platform"

—    Press release 22nd January 2003 "Orange responds to competition commission report"

ORANGE UK LAUNCHES UNIQUE TELEMETRY PLATFORM

        23 January 2003:    Orange Business Solutions today announces the launch of M2M Connect, the UK's first complete wirefree™ telemetry platform. Telemetry is the wireless data transfer that allows machine-to-machine communication for remote monitoring and controlling. M2M Connect enables customers to develop, deploy, manage and extend their machine-to-machine communication faster and easier over a wireless network than ever before.

        Other more basic telemetry solutions, currently available, simply offer a SIM and a telemetry tariff. However, M2M Connect combines these elements with a unique data gateway to provide customers with a more cost efficient, quicker and easier method of constantly measuring and monitoring machines to collate business data. Implementation for current telemetry solutions can take weeks but M2M Connect enables customers to begin setting up their solution within minutes.

        Cynthia Gordon, Marketing Director, Orange Business Solutions UK said; "M2M Connect is the first and only combined network and data platform for telemetry solutions in the UK. This comprehensive solution delivers tangible benefits to our customers by reducing the development time and costs associated with telemetry. In short, M2M Connect makes telemetry more accessible, cost-effective and easier to implement and use."

        The data gateway has been built on an Internet interface so that it is a user friendly method of accessing the data on any computer around the world with Internet access. This enables the customer to focus on the information, whilst Orange provides the support by managing the data transfer between machines.

        Machines such as fire alarms, parking meters, vending units and refrigeration equipment can communicate automatically from the 'shop floor' with a computer at Head Office. The resulting real time data can then be used for monitoring, billing and temperature control, real time stock checks and sales usage patterns.

        Owing to the critical nature of some of the data transferred, Orange provides the customer with full Service Level Agreements for both the platform and the network. Therefore, providing customers with the added confidence that any faults will be quickly identified and resolved within an agreed time period.

        To date, building even a simple telemetry solution has been a difficult and complex task involving a variety of different partners to create the full solution. M2M Connect makes this whole process of building and managing telemetry solutions simple. Using the Internet interface, customers can check that their devices are being constantly monitored at any time and can send and receive data simply and quickly. M2M Connect converts proprietary languages into XML, a universal language and back again enabling simple two-way communication between machines.

        M2M Connect makes it easier to develop specific telemetry applications in any sector where companies have to invest money in the maintenance of machines, for example; in transportation, vending, retail and utilities. In addition, through the analysis of real time stock control, customers can analyse buying patterns, personal preferences and trends that can help develop targeted loyalty programmes and improved marketing communications.

        By using M2M Connect, Orange customers can significantly increase their control of machines to improve customer service. For example, Mitsubishi Electric is planning to use M2M Connect to monitor and manage the air conditioning units it supplies for buildings across the UK. Before using telemetry, Mitsubishi or their customers would send engineers to make both basic and complex control changes to air conditioning units manually, in addition to regular service and maintenance calls. However, by working with Orange and Actineon, developers of a unique module technology, the air conditioning equipment has been wirelessly enabled. Mitsubishi has implemented M2M Connect to wirelessly relay information from the air conditioning units to a dedicated Asset Management Bureau, this enables customers to make real time changes to temperature, timings and settings. In addition, thanks to Actineon's intelligent module, the air conditioning units can now feedback information themselves and perform self-managed tasks which are monitored and controlled by Mitsubishi's internet-accessed monitoring bureau. With this facility, Mitsubishi customers now have one centralised view of their geographically dispersed air conditioning assets and unique levels of remote control.

        M2M Connect will be launched with a flexible pricing plan enabling cost efficiencies for customers. Customers purchase a fixed data bundle that can be used for all of their telemetry devices. Current telemetry pricing restricts the customer by forcing them to purchase a separate data bundle per device. However, M2M Connect enables customers to benefit from different data transmission patterns from different devices and provides them with price discounts through economies of scale as they grow their telemetry service.

—ends—

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
  •
  Orange provides a broad range of personal and business communications services, including Orange GSM 1800 services and other digital cellular telephone services.
  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.
  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.
  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.
  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said 'The majority of Orange customers were more than satisfied with the service from the UK's biggest network. Orange received glowing accolades for every aspect of its service — coverage, reliability, customer service and tariffs.
  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
  •
  Orange UK now offers roaming in 126 countries on 282 networks.
  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com
  •
  For further information, call the Orange media centre on 020 7984 2000

ORANGE RESPONDS TO COMPETITION COMMISSION REPORT

        London: Wednesday 22 January, 2003:    Orange notes the report of the Competition Commission published today into termination charges for calls to mobile phones.

        Orange notes that the Competition Commission confirms that the mobile industry overall is highly competitive, has created substantial benefit for customers and for the UK economy, is not yet earning an adequate return on capital, and faces considerable future investment in networks and services. Orange asks, therefore, why the Commission believes intervention is needed at all, especially when the result will be to the detriment of mobile customers.

        The Commission requires an accelerated reduction in mobile call termination charges, which should lead to lower prices for fixed line customers, but says that this should be offset by effective price increases to mobile customers.

        Orange notes that the Competition Commission makes no provision to ensure that the reduction in termination charges is actually passed on to fixed line customers by BT nor, if it is passed on, will reduce fixed to mobile call rates alone, rather than be used to subsidise other fixed line services to the detriment of fair competition. Orange observes that BT retains a dominant market share of fixed line calls; but is no longer regulated on the charges it levies for originating fixed line to mobile calls.

        Orange further notes that the Competition Commission has:

  •
  chosen to ignore the mobile industry's £24 billion investment in 3G licences in its model of the industry's costs
  •
  excluded consideration of termination charges for calls to 3G networks
  •
  ignored how its recommendations should be squared with either the changes in European regulation planned from this July or the fact that OFTEL, the regulatory body charged with overseeing the report's implementation, will cease to exist also from this July and will be superseded by the new OFCOM.

John Allwood, Executive Vice-President of Orange UK, said:

        "This is an odd report. The Competition Commission recognises that the mobile industry is highly competitive, has produced substantial benefit and is not yet adequately profitable; yet it recommends interference. The interference it directs would produce no net consumer benefit, since the Commission envisages mobile operators putting up prices to offset lost revenues. At the same time, the Commission has failed to ensure the fall in fixed to mobile call costs would in fact flow through to the benefit of the fixed line customer. It has also failed to specify how its directives will work given the changes in regulatory structures in both the UK and Europe.

        "The consequence is that Orange will have to implement the Commission's directives, minimising the adverse impact on our customers and trading partners, and ensuring that the charges are financially neutral for Orange. At the same time, we are considering requesting a judicial review to ensure that the Commission's report does not unfairly penalise mobile customers."

        ENDS

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.
  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.
  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network. Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.
  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
  •
  Orange UK now offers roaming in 126 countries on 282 networks.
  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

For more information call the Orange media centre on 07973 201 911

ORANGE ANNOUNCES THE FIRST UK MMS INTERCONNECT AGREEMENT WITH O2

        London. January 27, 2003.    Orange today announced the first Multimedia Messaging (MMS) interconnect agreement in the UK with O2. The agreement enables Orange's 13 million customers in the UK and O2's customers to send and receive photo messages in the same way as text messaging.

        This agreement is the first crucial step towards full interconnection between the mobile operators in the UK and Orange hopes to achieve network interoperability with all the UK mobile operators by Spring 2003. Orange has played a key role in driving both network and handset interoperability when it called for all the networks to work together back in August 2002, when it was one of the first networks to launch Photo Messaging services.

        From today, all Orange customers will be able to send combined colour photos, text and sound clips to both Orange and O2 customers with photo messaging enabled handsets. Orange customers with non-photo messaging handsets will receive a text message inviting them to view their photo message on the orange website. Customers are also able to send photo messages to email addresses.

        All Orange customers benefit from a simple, easy to understand pricing structure, where they are charged 40p per photo message sent. This charge is the same regardless if the message is sent to Orange, O2, an email address or non-photo messaging phone. Orange pay monthly customers can also subscribe to a 10, 20 or 40 photo message bundle per month, making each message 30p each. However, all Orange customers can take advantage of free photo messaging until the end of February 2003.

        David Taylor, Vice President of Marketing for Orange UK, said:    "We are pleased to announce the first MMS interconnect agreement in the UK with O2 today. We believe that full network and handset interoperability are the key drivers for mass take up of this service and we will continue to work with all the UK networks to get this in place as soon as possible".

        Orange has a full range of photo messaging phones available for its pay monthly and pay as you go customers these include the exclusive SPV, Panasonic GD-87, Nokia 7650 and 7210, and Sony Ericsson T68i and T300.

—ends—

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.
  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.
  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.
  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.
  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.
  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network. Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.
  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.
  •
  Orange UK now offers roaming in 126 countries on 282 networks.
  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

        For further information, call the Orange media centre on 020 7984 2000

Lausanne, 31 January 2003

Build-up phase completed

Company consolidation after intensive build-up phase

After an intensive four-year build-up phase of rapid growth, Orange Switzerland is consolidating to guarantee its continued success. The consolidation will include a revised organisational structure affecting approximately 200 out of its current 1692 employees this year. At the Orange site in Biel several functions are to be brought together, increasing staff numbers. Orange's headquarters in the canton de Vaud will remain.

Further extension of the GSM network and preparation of the UMTS network

        The outstanding Orange GSM network, which already comprises 3252 antenna sites, is to be further extended this year. Orange will continue to progress towards the launch of its UMTS network, honouring its licence commitments, despite the delay in technology.

Personnel consequences

        The planned job reductions will be achieved primarily through the cancellation of temporary posts and through natural fluctuations in personnel numbers. However, redundancies are also planned. It is furthermore planned, to centralise various functions, in particular the Customer Care in Bussigny/Lausanne, at the existing site in Biel. The Bussigny site will be maintained. Over and above a social plan, a far-ranging support in finding new employment has been established. The apprenticeships will not be affected by these measures.

Securing our company basis

        "Orange Switzerland has over its short lifespan met all of its business targets. The planned measures should enable further investments in growth" explains Andreas S. Wetter, CEO of Orange Communications SA. "Contrary to the general trend in the sector, we could considerably increase the turnover and profit as well as the turnover per customer and our share of business customers."

Focus on business customers

        Our network of 35 Orange competence centers across Switzerland and the 100 or more Orange partner points is to be further extended. Orange also intends to work more intensively towards increasing its base of business customers and to take on additional staff.

Orange Communications SA World Trade Center Av. de Gratta-Paille 2 PO Box 455 CH-1000 Lausanne 30 Grey	Therese Wenger, Media Relations Tel. +41 21 216 10 16 Fax +41 21 216 10 15 Orange +41 78 787 10 16 E-mail therese.wenger@orange.ch Website www.orange.ch

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 21 February, 2003	By:	/s/ PHILIPPE MCALLISTER
	Name:	Philippe McAllister
	Title:	Director

QuickLinks

ORANGE UK LAUNCHES UNIQUE TELEMETRY PLATFORM
ORANGE RESPONDS TO COMPETITION COMMISSION REPORT
ORANGE ANNOUNCES THE FIRST UK MMS INTERCONNECT AGREEMENT WITH O2
Company consolidation after intensive build-up phase
SIGNATURES